September 29, 2005


By facsimile to (781) 622-5930 and U.S. Mail


Mr. Robert P. Appleby
President and Chief Executive Officer
Tasker Capital Corp.
39 Old Ridgebury Road, Suite 14
Danbury, CT 06810-5116

Re:	Tasker Capital Corp.
	Registration Statement on Form SB-2
	Filed September 13, 2005
	File No. 333-128287

Dear Mr. Appleby:

	We limited our review of the registration statement to disclosures under "Selling Stockholders" and related disclosures and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.
General

1. We indicated in our August 16, 2005 comment letter on the current report on Form 8-K dated April 14, 2005 and filed August 15, 2005 by
Tasker Capital Corp. or Tasker that we may have further comments after Tasker files its restated financial statements. Thus, Tasker must file its restated financial statements and we must complete our review of the restated financial statements before Tasker may request acceleration of the registration statement`s effectiveness.

Cautionary Statement Concerning Forward-Looking Statements, page
10

2. Since Tasker is a penny stock issuer, Tasker is ineligible to rely on the safe harbor provisions of the Securities Litigation Reform Act of 1995. See section 27A(b)(1)(C) of the Securities Act. Thus, delete the phrase "made pursuant to the safe harbor provisions of the
Securities Litigation Reform Act of 1995."

Selling Stockholders, page 38

3. If a beneficial owner is not a natural person, Tasker must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately.

4. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

5. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Tasker must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

6. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:


* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

* If Tasker is unable to make the representations noted above in the prospectus, Tasker must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

7. Refer to footnotes (1)(ii), 2(ii), 2(iii), 3(ii), 3(iii),
4(ii),
and 5(ii). Disclose when each selling stockholder acquired the warrants or options.

8. The meaning and the purpose of the statement "Most of the Selling
Stockholders are certain of the ultimate equityholders of these entities or the entities themselves" are unclear. Please revise.

9. State that Tasker will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

10. Describe briefly the continuing relationships with selling stockholders in this section.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Tasker and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Tasker requests acceleration of the registration statement`s effectiveness, Tasker should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Tasker from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Tasker may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.


You may direct questions on comments and other disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Jeffrey P. Steele, Esq.
	Morse, Barnes-Brown & Pendleton, P.C.
	Reservoir Place
	Waltham, MA 02451



Mr. Robert P. Appleby
September 29, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE